Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 9 DATED NOVEMBER 28, 2006
TO THE PROSPECTUS DATED JUNE 19, 2006
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated June 19, 2006 (the “Prospectus”), and Prospectus Supplements No. 4 dated August 16, 2006, No. 5 dated October 4, 2006, No. 6 dated October 19, 2006, No. 7 dated November 7, 2006, and No. 8 dated November 16, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
     The purposes of this Supplement are as follows:
A.	To provide an update on the status of our current public offering;

B.	To provide information regarding distributions recently declared by our board of directors;

C.	To describe the acquisition by the Hines REIT of a property located in Rancho Cordova, California; and

D.	To describe an acquisition by the Core Fund of a property located in Richmond, Virginia.
A. Status of our Current Public Offering
     As of November 24, 2006, we have received gross proceeds of approximately $197.6 million from the sale of approximately 19.1 million of our common shares in our current public offering, including approximately $9.3 million relating to approximately 944,000 shares issued under our dividend reinvestment plan. As of November 24, 2006, approximately $1,811.8 million in shares remained available for sale pursuant to the offering, exclusive of approximately $190.7 million in shares available under our dividend reinvestment plan.
B. Distributions Declared by Our Board of Directors
     Our board of directors has declared distributions for the month of December 2006. The declared distributions will be calculated based on shareholders of record each day during each month in an amount equal to $0.00170959 per share, per day. These distributions will be aggregated and paid in cash in January 2007.
C. Acquisition of 3400 Data Drive by Hines REIT
     On November 21, 2006, the Operating Partnership, a subsidiary of Hines REIT acquired 3400 Data Drive, an office property in Rancho Cordova, California, a submarket of Sacramento, from a subsidiary of Alliance Commercial Partners. The seller is not affiliated with Hines REIT or its affiliates.
     The contract purchase price for 3400 Data Drive was approximately $33.0 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded using proceeds from our current public offering. In connection with the acquisition of this property, we expect to pay our Advisor approximately $165,000 in cash acquisition fees. The interest in the Operating Partnership represented by the Participation Interest will likewise increase as a result of this acquisition.
     Hines will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the leasing, operation and management of 3400 Data Drive.

     Our management currently has no plans for material renovations or other capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of 3400 Data Drive (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.
     3400 Data Drive is a three-story office building constructed in 1990. The property contains approximately 149,703 square feet of rentable area and is 100% leased to Catholic Healthcare West, a firm that operates a system of 41 hospitals and medical centers in California, Arizona and Nevada. The lease expires in June 2013 and provides options to renew for two five-year terms. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past four years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent per Leased
Year	Occupancy	Sq. Ft. (1) (2)

2002	0%	$0.00
2003	87.0%	$1.75
2004	100.0%	$21.00
2005	100.0%	$21.00

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (excluding operating expense recoveries in excess of the tenant’s base year component), by the weighted average square footage under lease during such year.

(2)	Hines REIT requested the information required to calculate the weighted average occupancy and average effective annual gross rent per leased square foot of 3400 Data Drive for the most recent five years from the seller, who responded that the information required to perform these calculations for the year ended December 31, 2001 was not within their knowledge or reasonably available to them. As such, the weighted average occupancy and average effective annual gross rent per leased square foot of 3400 Data Drive for the year ended December 31, 2001 has been omitted as information not known or reasonably available to Hines REIT, in reliance upon Rule 409 under the Securities Act of 1933, as amended.
D. Acquisition of Riverfront Plaza by the Core Fund
     On November 16, 2006, an indirect subsidiary of the Core Fund acquired Riverfront Plaza, an office property located at 901 and 951 East Byrd Street in downtown Richmond, Virginia. The seller, Commerz Grundbesitz-Investmentgesellschaft mbH, is not affiliated with Hines REIT or any of its affiliates. The Core Fund now indirectly holds interests in a portfolio of 15 office properties. The Operating Partnership owned a 32.8% interest in the Core Fund as of the date of this acquisition.
     The contract purchase price for Riverfront Plaza was $277.5 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded by borrowings under a revolving credit facility with KeyBank National Association held by an indirect subsidiary of the Core Fund and a $135.9 million mortgage loan from Metropolitan Life Insurance Company assumed in connection with the acquisition. Management expects that borrowings under the revolving credit facility with KeyBank will be repaid with capital contributions from investors in the Core Fund and one of its subsidiaries. We paid no fees or compensation to the Core Fund, its managing general partner or advisor in connection with the acquisition of Riverfront Plaza. In connection with this acquisition, the Core Fund’s management expects third-party investors in the Core Fund will pay an affiliate of Hines that advises the Core Fund acquisition fees totaling no more than approximately $1.9 million. The Core Fund has also retained Hines to serve as the property manager for Riverfront Plaza.
     The Core Fund’s management currently has no plans for material renovations or other capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Riverfront Plaza (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Riverfront Plaza consists of two 21-story office buildings constructed in 1990. The buildings contain approximately 950,475 square feet of rentable area and are approximately 99% leased. Wachovia Securities, an investment banking firm, leases 352,196 square feet, or approximately 37% of the property’s rentable area, under a lease that expires in June 2013 and provides options to renew for two five-year terms. Hunton & Williams, a law firm, leases 305,837 square feet, or approximately 32% of the property’s rentable area, under a lease that expires in June 2015 and provides options to renew for four five-year terms. No other tenant leases more than 10% of the property’s rentable area. The balance of Riverfront Plaza is leased to 23 office tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past four years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent per Leased
Year	Occupancy	Sq. Ft. (3) (4)

2002	93.3%	$25.98
2003	92.2%	$23.22
2004	91.4%	$21.83
2005	94.9%	$26.40

(3)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (excluding operating expense recoveries in excess of each tenant’s base year component), by the weighted average square footage under lease during such year.

(4)	Hines REIT requested the information required to calculate the weighted average occupancy and average effective annual gross rent per leased square foot of Riverfront Plaza for the most recent five years from the seller, who responded that the information required to perform these calculations for the year ended December 31, 2001 was not within their knowledge or reasonably available to them. As such, the weighted average occupancy and average effective annual gross rent per leased square foot of Riverfront Plaza for the year ended December 31, 2001 has been omitted as information not known or reasonably available to Hines REIT, in reliance upon Rule 409 under the Securities Act of 1933, as amended.
     The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Riverfront Plaza. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area
2006	—	—	—
2007	3	17,152	1.8%
2008	2	14,758	1.6%
2009	1	56,076	5.9%
2010	7	8,272	0.9%
2011	3	4,441	0.5%
2012	—	—	—
2013	2	352,196	37.1%
2014	1	29,039	3.1%
2015	2	431,194	45.4%
Description of Debt Related to the Acquisition of Riverfront Plaza
     In connection with the acquisition of Riverfront Plaza, on November 16, 2006, an indirect subsidiary of the Core Fund assumed a mortgage agreement with Metropolitan Life Insurance Company in the principal amount of $135.9 million. The loan bears interest at a fixed rate of 5.2% per annum, matures on June 1, 2012, and is secured by Riverfront Plaza. The mortgage agreement contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens. This loan is not recourse to the Core Fund or to the Company.